DIREXION FUNDS

INVESTOR CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Investor Class Distribution Plan shall be as follows:

Direxion Monthly S&P 500® Bull 1.75X Fund	Direxion Monthly S&P 500® Bear 1.75X Fund
Direxion Monthly NASDAQ-100® Bull 1.75X Fund
Direxion Monthly Small Cap Bull 1.75X Fund	Direxion Monthly Small Cap Bear 1.75X Fund
Direxion Monthly 7-10 Year Treasury Bull 1.75X Fund	Direxion Monthly 7-10 Year Treasury Bear 1.75X Fund
Direxion Monthly NASDAQ-100® Bull 1.25X Fund
Direxion Monthly High Yield Bull 1.2X Fund
Hilton Tactical Income Fund

Up to 1.00% of the average daily net assets. The current authorized maximum annualized fee is 0.25% of average daily net assets.

Last Revised: August 18, 2022